

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2024

Zonghan Wu
Chief Executive Officer
SSHT S&T Group Ltd.
46 Reeves Road, Pakuranga
Auckland, New Zealand, 2010

>   **Re: SSHT S&T Group Ltd.**
>   **Amendment No. 7 to Registration Statement on Form S-1**
>   **Filed January 29, 2024**
>   **File No. 333-271831**

Dear Zonghan Wu:

    We have reviewed your amended registration statement and have the following comment(s).

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 22, 2024 letter.

Amendment No. 7 to Registration Statement on Form S-1

Cover Page

1.   Please amend your disclosure here to state that, to the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the prospectus cover page, provide a cross-reference to discussion of this issue in your risk factors section.

PRC Regulations & Permissions, page 4

2.   We note that the permissions and approvals disclosure in this section related to the issuance of securities and the company's business operations does not align with the

disclosure contained in the legal opinion provided by Yangsan Law Firm of Guangdong which has been filed as Exhibit 99.1. Please reconcile the disclosure and legal opinions provided in Section I of Exhibit 99.1 and the disclosure in this section and revise the prospectus throughout accordingly. Please summarize the provided legal opinions and attribute those opinions to counsel.

Risk Factors
The audit report included in this Amendment is prepared by an auditor who may not have been not inspected by the..., page 15

3.   We note your revisions pursuant to comment 7 and reissue in part. While you disclosed the current state of PCAOB inspections, you did not disclose the risk that the value of the shares could decline or becoming worthless resulting from the possibility of the company being considered a Commision-Identified Issuer and subsequent prohibition on trading under the HFCAA. Please revise to disclose this risk.

Summary Compensation Table, page 37

4.   Please revise this section to discuss and disclose information for the most recently completed fiscal year. Refer to Item 402 of Regulation S-K.

Certain Relationships and Related Transactions, page 41

5.   Please revise this section for the most recently completed fiscal year. In this regard, we note that the information included in the third paragraph appears dated.

General

6.   Please have your independent auditors update their consent of the SSHT S&T Group's audited financial statements for the years ended December 31, 2022 and 2021 to the current date.

Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeff Turner, Esq.